UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Docent, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25608L 10 6
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


13G

CUSIP NO. 25608L 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Venture Partners VI, LP
            Tax Identification No. 41-1893240

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]

3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    8,700,254
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 8,700,254
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             8,700,254

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             22%

12)        TYPE OF REPORTING PERSON*

             PA





13G

CUSIP NO. 25608L 10 6


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Itasca VC Partners VI, LLP
      Tax Identification No. 41-1893243

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                      (b)  [ ]
3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    8,700,254
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 8,700,254
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,700,254

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       22%

12)  TYPE OF REPORTING PERSON*

       PA



CUSIP NO. 25608L 10 6


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George J. Still, Jr.
      Social Security No. ###-##-####

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    8,700,254
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 8,700,254
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,700,254

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        22%

12)  TYPE OF REPORTING PERSON*

        IN






CUSIP NO. 25608L 10 6


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John P. Whaley
      Social Security No. ###-##-####

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]
3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    8,700,254
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 8,700,254
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,700,254

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       22%

12)  TYPE OF REPORTING PERSON*

       IN




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


Item 1(a)  Name of Issuer:

           Docent, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           2444 Charleston Rd
           Mountain View, CA  94043

Item 2(a)  Name of Person Filing:

           1.  Norwest Venture Partners, VI, LP
           2.  Itasca VC Partners VI, LLP
           3.  George J. Still, Jr.
           5.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Venture Partners, VI, LP
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           2.  Itasca VC Partners, VI, LLP
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           3.  George J. Still, Jr.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           4.  John P. Whaley
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Venture Partners VI, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners VI, LP is a Minnesota limited partnership. Itasca VC Partners VI, LLP, a Minnesota limited liability partnership, is the general partner of Norwest Venture Partners VI, LP. George J. Still, Jr. is the managing partner and John P. Whaley is the managing administrative partner of Itasca VC Partners VI, LP.



Item 2(c)  Citizenship:

           1. Norwest Venture Partners VI, LP: Minnesota limited partnership
           2. Itasca VC Partners VI, LLP: Minnesota limited liability partnership
           3.  George J. Still, Jr.:  United States
           4.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           25608L 10 6

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Venture Partners VI, L.P ("NVP VI"): At September 30, 2000, NVP VI owned of record 8,700,254 shares of common stock. This amount represented 22% of the Issuer's total shares of common stock outstanding at that date.

(2) Itasca VC Partners VI, LLP ("Itasca VC VI"): At September 30, 2000, Itasca VC VI owned 8,700,254 shares of common stock by virtue of its status as the general partner of NVP VI, the record owner of such shares. This amount represented 22% of the Issuer's total shares of common stock outstanding at that date.

(3) George J. Still, Jr.: At September 30, 2000, George J. Still, Jr. was deemed to own 8,700,254 shares of common stock by virtue of his status as a managing partner of Itasca VC Partners VI, the general partner of NVP VI, the record owner of such shares. This amount represented 22% of the Issuer's total shares of common stock outstanding at that date.

(4) John P. Whaley: At September 30, 2000, John P. Whaley was deemed to own 8,700,254 shares of common stock by virtue of his status as a managing administrative partner of Itasca VC Partners VI, the general partner of NVP VI, the record owner of such shares. This amount represented 22% of the Issuer's total shares of common stock outstanding at that date.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           Not Applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  October 25, 2000

NORWEST VENTURE PARTNERS, VI, LP

By ITASCA VC PARTNERS VI, LLP, as general partner



By:  /s/ John P. Whaley
     John P. Whaley, As Managing Administrative
       Partner


AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners VI, LP on its own behalf and on behalf of (a) Itasca VC Partners VI, LLP, a Minnesota limited liability partnership whose general partner is George J. Still, Jr., and whose managing administrative partner is John P. Whaley.

Dated:  October 25, 2000

NORWEST VENTURE PARTNERS VI, LP

By ITASCA VC PARTNERS VI, LLP



/s/ John P. Whaley
John P. Whaley, As Managing Administrative
  Partner

ITASCA VC PARTNERS VI, LLP



/s/ John P. Whaley
John P. Whaley, As Managing Administrative
  Partner



/s/ John P. Whaley
John P. Whaley



/s/ John P. Whaley
John P. Whaley, Attorney-in-Fact
  George J. Still, Jr.